June 5, 2025

Cheung Ho Chak Ryan
Chief Executive Officer
PressLogic Inc.
26/F, Chinachem Leighton Plaza
29 Leighton Road, Causeway Bay
Hong Kong

       Re: PressLogic Inc.
           Draft Registration Statement on Form F-1
           Submitted May 9, 2025
           CIK No. 0002058867
Dear Cheung Ho Chak Ryan:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure that "PressLogic Inc. is a Cayman Islands holding company with no business operations of its own." Please revise to expressly state that you are not a Chinese operating company. Additionally, clearly acknowledge that Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. June 5, 2025
Page 2

       Lastly, please provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Please provide on the prospectus cover page, as you do on page 4, a description of how cash is transferred through your organization. We also note your disclosure on page 4 that "[a]s of the date of this prospectus, no such dividends or distributions have been made to date from our Hong Kong or BVI subsidiaries to the holding company or the U.S. Investors, other than the distribution in specie in connection with the
       Restructuring." Please revise page 4 to quantify the referenced distribution and its tax consequences and make conforming revisions where appropriate. Additionally, please revise page 4 and elsewhere as appropriate to clarify whether any transfers, dividends and distributions have been made by the holding company to its subsidiaries. In this regard, we note your disclosure on page 4 only addresses transfers from the subsidiaries to the holding company. Lastly, please ensure that the disclosure regarding cash transfers on the prospectus cover page and on page 4 is accompanied by a cross-reference to the consolidated financial statements.
3. Please revise the prospectus cover page, page 4, the summary risk factors and risk factors to clearly state whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. In this regard, your disclosure on page 4 that "there are no restrictions or limitation under the laws of Hong Kong on the conversion of HK$ into foreign currencies and the remittance of currencies out of
       Hong Kong or across borders and to PressLogic Inc." is unclear on this point. On the prospectus cover page, provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections, as well.
4. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on the prospectus cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the prospectus cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Additionally, please provide a cross-reference on the prospectus cover page to the discussion of this issue in the prospectus summary. Prospectus Summary
Overview, page 1

5. Please revise to discuss your business in greater detail so that investors can get a better understanding of your business and operations.
Summary of Risk Factors
Risks Related to Doing Business in Hong Kong, page 2

6. Please revise your summary of risk factors to disclose the risks that your corporate
       structure and being based in or having the majority of the company   s
operations in
       China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that
 June 5, 2025
Page 3

       the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Lastly, please ensure that each summary risk factor related to your being a China-based issuer is accompanied with a cross-reference (title and page)
       to the relevant individual detailed risk factor.
7. We note your disclosure on pages 4 and 24 that "funds may not be available to support operations or for other uses outside of Hong Kong due to potential interventions or the imposition of restrictions by the PRC government on [y]our ability or that of our subsidiaries to transfer cash." Please revise the summary of risk factors to also include this disclosure.
Permission Required From Chinese Authorities for This Offering, page 3

8. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the company's operations, and state
       affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. With respect to each conclusion, explain how you arrived at such conclusions regarding regulatory permissions, approvals or denials as well as the basis for such conclusions. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note that your existing disclosure and references to PRC counsel and their opinion is vague and should directly address the permission requirements from CSRC and CAC and their opinion with respect to such permission requirements.
Our History and Corporate Structure, page 4

9. Please revise the diagram of the company's organizational structure to detail the pre and post-offering ownership amounts and voting power of your Class A and Class B ordinary shares. Please include enough detail so that investors can appreciate your dual-class structure.
10. Please revise the diagram of the company's organizational structure to identify the minority shareholders and their percentage of shareholdings in Lead Famous Limited and Ample Advance Limited.
 June 5, 2025
Page 4

Implications of Being a Controlled Company, page 5

11. We note your disclosure here as well as on the prospectus cover page and page 31 that you will be a controlled company following the offering. Please revise the prospectus summary to i) state, if true, that the controlling stockholder will have the ability to determine all matters requiring approval by stockholders including the election of directors, amendment of governing documents, and approval of major corporate transactions and ii) clarify, to the extent true, that in the event that you were to lose
       your    controlled company    status, you could still rely on the
relevant listing
       exchange's rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent. Please make conforming revisions to page 31 to the extent such disclosure is not already provided.
Conventions which Apply to This Prospectus, page 6

12. Please revise here to clearly include a definition of "China" and the "PRC" and clarify whether Hong Kong is excluded from such definition. In this regard, we note your disclosure on the prospectus cover page that "the legal and operational risks associated in mainland China may also apply to operations in Hong Kong," but it is unclear whether you intend to exclude Hong Kong from your definition of China and the PRC. Additionally, to the extent you exclude Hong Kong from your definition of
       China and the PRC, please revise the prospectus cover page to more specifically discuss the applicable laws and regulations in Hong Kong as well as the
       related risks and consequences. As examples only, disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investment or list on a
       U.S./foreign exchange.
Risk Factors
Risks Related to Doing Business in Hong Kong, page 23

13.    Given the Chinese government   s significant oversight and discretion
over the conduct
       and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the
       Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the
       term    control    (including the terms    controlling,       controlled
by,    and    under
       common control with   ) means    the possession, direct or indirect, of
the power to
       direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. June 5, 2025
Page 5

Certain judgments obtained against us or our management . . ., page 36

14. We note your disclosure here and on page 42 that all of your directors and executive officers are "nationals or residents of jurisdictions other than the United States." To the extent your directors and executive officers are located in the PRC or Hong Kong, please revise here and on page 42 to identify all relevant individuals. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

15. Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations. Refer to
       Item 5 of Form 20-F. Also, please clarify whether inflation has had or is expected to have a material impact on your operations and results and, to the extent applicable, provide related risk factor disclosure.
Concentration Risk, page 58

16. We note your disclosure here that "'[f]or the year ended December 31, 2023, one supplier . . . accounted for 63.9% of our cost of revenue" and "[f]or the year ended
       December 31, 2024, the same supplier accounted for 60.7% of our cost of revenue."
       To the extent you are materially dependent on this supplier, please disclose here and elsewhere as appropriate, the name of such supplier. Additionally, please revise the
       "Business" section to describe the material terms of any agreements entered into with the supplier and file such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation
       S-K.
Business
Our Market Opportunity, page 59

17. We note this section discusses projected CAGR growth rates across various market segments and includes representations regarding new growth opportunities. To the extent true, please revise to confirm that such projections and representations are derived from the Frost & Sullivan report. Alternatively, please revise to clearly disclose the sources of such statements.
Our Solutions, page 64

18. We note your disclosure here that you offer the following services: (i) advertorial and editorial contents, (ii) newsfeeds contents, (iii) sponsorship, (iv) display advertisements, (v) influencer marketing and (vi) SaaS services. However, we note that for the fiscal years ended December 31, 2024 and December 31, 2023, you only generated revenue from your (i) digital marketing solutions, (ii) software-as-a-service and (iii) display banner services. With a view to providing investors with a balanced picture of your business and revenues, please clarify here, in the prospectus summary and elsewhere as appropriate, your revenue generating services and clearly describe which, if any, of your offered services constitute the revenue-generating category of
       "digital marketing solutions." If any of your services described here are currently
 June 5, 2025
Page 6

       dormant or aspirational, or if you have not yet generated revenue from them, please make this clear in the disclosure.
SaaS Solution: MediaLens, page 67

19. You reference that your platform leverages artificial intelligence and incorporates
       "advanced algorithms and software systems designed to optimize advertising and
       marketing efforts." Please provide your definition of    artificial
intelligence    in the
       context of your business and explain how it is used in your platform and differs from simple algorithmic code that automates processes in your platform. In addition, clarify whether your platform utilizes third-party artificial intelligence products or internally developed artificial intelligence processes. Additionally, please provide a more detailed discussion regarding the specific data points or types of data your artificial intelligence platform collects and utilizes and clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets or from your other customers, or if they are closed-loop systems. Lastly, please include an appropriate risk factor addressing the material risks to your business, operations, and financial condition in connection with the use and development of products using generative artificial intelligence technology, as appropriate.
Principal Shareholders, page 83

20. Please revise to identify the natural person(s) with voting and/or investment control over the shares held by Meitu Investment Ltd.
Related Party Transactions, page 85

21. We note that the information in this section appears dated (i.e., as of December 31,
       2024). Please revise to provide the required information as of and "up to the date of the document." Refer to Item 7.B of Form 20-F.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2.17 Revenue Recognition , page F-13

22. We note from the presentation of the table on page 48 that your digital marketing solutions revenue category represents over 97% of total revenue in fiscal 2024, and that you earn revenue by the placement and delivery of digital advertisements in various forms, including articles, videos and other media, on behalf of partner brands on third party social media platforms such as Facebook, Instagram and your own websites. Please tell us how the process of ad content creation and placement occurs from contract procurement through advertising placement and revise your disclosures as necessary. Specifically address the following:
           How contract terms and pricing are determined.
           Whether you create content for your customers, content is brought to you by customers for placement only, or whether it varies from contract to contract and how that is considered in your analysis of whether you are principal or agent.
           How you determine where and how often to place ads.
           How you place ads with third parties, on your own website, and whether you use
 June 5, 2025
Page 7

           your own or third party programmatic advertising services software to do so. In this regard, tell us whether, in addition to the supply-side contracts you have with your advertising customers, you also have demand-side contracts with the third party websites from which you also earn revenue from content provision. That is, tell us whether you also operate as an ad exchange and how you earn revenue from such operations, if at all.
15. Related party transactions, page F-24

23. Please clarify how the various amounts presented on page F-25 relate to the related party amounts in the financial statements.
General

24. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       Please contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Shuang Zhao